Exhibit 99.2

JOYY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: YY)

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NOTICE OF ANNUAL GENERAL MEETING

to be held on December 18, 2020

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JOYY Inc. (the “Company”) will be held at Gallery 303, 3/F, Rosewood Guangzhou, 6 East Zhujiang Road, Tianhe District, Guangzhou 510623, People’s Republic of China on December 18, 2020 at 2:00 p.m. (local time), and at any adjourned or postponed meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 30, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.yy.com, or by contacting JOYY Inc. at ir@yy.com or by writing to JOYY Inc. at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, telephone: +86 (20) 8212-0000.

By Order of the Board of Directors,
JOYY Inc.

/s/ David Xueling Li
David Xueling Li
Chairman and Chief Executive Officer

Guangzhou, China

November 30, 2020

[Signature Page to AGM Notice]